June 17, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Ball Metaverse ETF (the “Fund”)

Dear Mr. Sutcliffe:

This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A filed April 9, 2021 (SEC Accession No. 0000894189-21-002144) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Please provide a copy of the Fund’s index methodology before the correspondence is filed.
Response: A copy of the index methodology was provided to the Staff electronically on Thursday, May 27, 2021, and was sent separately via over-night mail.
Investment Objective and Fees and Expense Table
2.Please confirm there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
Response: The Fund confirms that there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
3.Please provide a completed a fee table and expense example in advance of the Fund’s effectiveness.
Response: The completed fee table and expense example has been included as Appendix A to this correspondence.
Principal Investment Strategy
4.Please disclose whether the Fund’s index is an affiliated index.
Response: The index provider is not affiliated with the Fund’s adviser, sub-adviser, distributor, or any of their respective affiliates.
5.Please provide the number of index components or range of components that will comprise the Fund’s index.
Response: The Fund has added the following disclosure:
“Depending on eligible Metaverse Companies, the components of the Index, and therefore the holdings of the Fund, may range at times from 25 to 100.”
6.The “Payments” bullet point describes “digital payment processes and operations.” Please clarify whether the Fund will invest directly or indirectly in cryptocurrency. If yes, please explain in detail.
Response: The Fund does not intend to invest directly in cryptocurrency. Further, initially and until such time as the Fund has an opportunity to discuss with the Staff future potential investments in cryptocurrency investment vehicles, the Fund’s indirect investments in cryptocurrency will be limited to investments in the securities of publicly traded companies engaged in cryptocurrency-related businesses and activities as described in the Fund’s principal investment strategy, such as Coinbase.
Accordingly, the Fund has revised its index methodology and strategy disclosure with the following clarification:
“Payments – The support of digital payment processes, platforms, and operations, which includes fiat on-ramps (a form of digital currency exchange) to pure-play digital currencies and financial services, including cryptocurrencies, such as bitcoin and ether, and other blockchain technologies.”
Further, the Fund has added the following disclosure to “The Fund’s Investment Strategy” section:
“The Fund may have indirect exposure to cryptocurrency, such as bitcoin, through holdings of publicly traded securities of companies engaged in cryptocurrency-related businesses and activities. The Fund will not directly invest in cryptocurrency.”
7.The Fund states that “[c]ategory companies are weighted on a tiered basis.” Please further explain tiered weightings in the disclosure using plain English.
Response: The Fund has made the following revisions:
“Category companies are weighted on a tiered basis whereby “pure-play” companies receive two and a half times the initial weighting of “core” companies or five times the initial weighting of “non-core” companies, while “core” companies” receive two times the initial weighting of “non-core” companies. These initial weights are calculated based on the number of companies in each category in the Index upon each rebalancing, so as to ensure the total combined weight for each category is 100%.
8.The Fund states that “[s]ingle categories are typically capped at 25% of the total Index upon rebalance” (emphasis added). What does “typically” mean in this context? In what circumstances, would the cap not apply? Please disclose.
Response: The Fund has deleted the word “typically” from this disclosure.
9.In its discussion regarding reconstitution of components, does this refer to reconstitution of the components in the Index, the Fund’s portfolio holdings, or both? Please clarify in the disclosure.
Response: The Fund has revised the disclosure as follows:
“Index c~~C~~omponent changes resulting from reconstitutions are made after the market close on the third Friday in March, June, September and December and become effective at the market opening on the next trading day.”
10.The Fund states that under normal circumstances, at least 80% of its net assets will be invested in “Metaverse Companies.” Please explain how this 80% policy is consistent with passive management or revise the disclosure.
Response: The Fund notes that under Rule 6c-11, a passively managed index fund is not required to invest a minimum percentage in an index. Additionally, the Fund believes its current disclosure is appropriate and necessary to comply with the requirements of Rule 35d-1. The Fund has, however, added the following clarification to its prospectus disclosure:
“The Fund expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better.”
11.Please clarify whether the Fund’s investments in ADRs and/or SPACs are part of its Index-linked investments.
Response: ADRs and SPACs may be included as components of the Index. The Fund has clarified its disclosure as follows:
“Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in Metaverse Companies~~. The Fund also may invest in~~ which may include investments in American Depository Receipts (“ADRs”) or special purpose acquisition companies (“SPACs”).”

The Fund will only invest in SPACs that have already identified for business combination a target company that qualifies as a Metaverse Company.
12.If the ETF may use derivatives to gain exposure to the Index, please disclose the derivatives strategy with specificity.
Response: The Fund does not expect to use derivatives to gain exposure to the Index or as a part of its principal investment strategy.
Principal Investment Risks
13.Given that the Fund is a “passive” or “index” fund, please add tracking error or correlation risk disclosure, or explain why it is not appropriate.
Response: The Fund has added “Tracking Error Risk” disclosure to the prospectus.
14.Consider whether passive investment risk is appropriate or explain why it is not.
Response: The Fund has added “Passive Investment Risk” disclosure to the prospectus.
15.We note that the principal risks appear in alphabetical order for the Fund. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response: The Fund has considered its risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Fund, therefore, respectfully declines the Staff’s comment.
16.Please add “Models and Data Risk” to the Fund’s Item 9 disclosure.
Response: The Fund has added “Models and Data Risk” to the Item 9 disclosure in the prospectus.
Additional Information About the Fund
17.Under “Additional Information About the Fund – Principal Investment Strategies”, please include a discussion of the Fund’s investment objective, as well as how it intends to achieve its investment objective in accordance with the requirements of Form N-1A, Items 9(a) and 9(b).
Response: The Fund believes the its current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective, how the Fund intends to achieve its investment objective, including a discussion of its principal investment strategies, as well as its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.
18.In the Fund’s “SPACs Investment Risk,” clarify that if an acquisition is not completed within the pre-established time period, the time period may be extended with certain SPACs. In addition, explain here, or in another appropriate place, what happens if the business combination does not result in the formation of a Metaverse Company?
Response: The Fund has made the following revision to its Item 9 “SPACs Investment Risk” disclosure:
“If an acquisition that meets the requirements for the SPAC is not completed within a pre-established period of time (e.g., two years), the period in which the SPAC has to complete an acquisition may be extended under certain circumstances. If such period, is not extended, the invested funds ~~are~~ will be returned to the entity’s shareholders.”

“If a SPAC held by the Fund does not meet the definition of a Metaverse Company after its business combination, the position will be removed from the Index and the Fund will exit its position in such security.”
Part C
19.If the Fund is a party to the license or sub-license agreement with the Index Provider, please file a copy of the agreement as an exhibit under Form N-1A, Item 28(h) – “Other Material Contracts”).
Response: The Fund is not a party to an index licensing agreement or sub-licensing agreement. The Fund’s underlying index is provided pursuant to a license arrangement between Ball Metaverse Research Partners LLC and the Fund’s adviser for use by and at no cost to the Fund.

*****

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-336-9563.

Sincerely,
/s/ Alia Vasquez
Alia Vasquez
Vice President
U.S. Bank Global Fund Services

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240